EXHIBIT 99.1

For Immediate Release	Date: March 31, 2023
23-22-TR

Teck Announces First Copper at QB2 Project in Northern Chile

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its Quebrada Blanca Phase 2 Project (“QB2”) has produced its first bulk copper concentrate, as the project advances commissioning and ramps up to full production through 2023.

“First copper concentrate production at QB2 is an important milestone as we advance our commissioning and ramp up plan towards full production this year,” said Jonathan Price, CEO. “This achievement is made possible by the dedicated and skilled teams who have worked diligently to progress this transformative operation, which is the cornerstone of our copper growth strategy.”

At full production, QB2 will double Teck’s copper production on a consolidated basis. As one of the world’s largest undeveloped copper resources, it has an initial mine life of 27 years using only approximately 18% of the 2022 reserves and resource tonnage with significant potential for future growth. The operation is targeted to achieve 285,000 – 315,000 tonnes of annual copper production in 2024 - 2026. Teck’s 2023 copper production guidance is unchanged.

QB2 incorporates leading sustainability practices, including the first large-scale use of desalinated seawater for mining in Chile's Tarapacá Region, and an agreement is in place to source 100% renewable power from AES Andes for the operation beginning in 2025. Teck has also been engaging with local communities in the QB2 project area since 2012 including working collaboratively to create tangible benefits in the region, which will continue throughout the life of the operation.

Teck owns an indirect 60% interest in Compañía Minera Teck Quebrada Blanca SA ("QBSA"), the owner of QB2. Sumitomo Metal Mining Co., Ltd. together with Sumitomo Corporation have a collective indirect 30% interest in QBSA. ENAMI has a 10% non-funding interest in QBSA.

For more information on QB2: click here.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding our expectations for and timing of the commissioning and ramp up of the QB2 project and achievement of commercial production at QB2, expectations regarding increases in copper production, and sustainability performance and use of 100% renewable energy at the QB2 project.

The forward-looking statements in this press release are based on assumptions regarding our business, including our operational and sustainability performance, and general economic conditions, among other matters. Assumptions regarding QB2 include current project assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated, and assumptions that the project is constructed, commissioned and operated in accordance with current expectations. The foregoing list of assumptions is not exhaustive. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements to be materially different from any future results. Factors that may cause actual results to vary include, but are not limited to, our ability to progress commissioning and ramp up activities at the QB2 project, the ultimate sources of power under the QB2 power arrangements; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; inability to address concerns regarding permits or environmental impact assessments, and changes to or further deterioration in general economic conditions; and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell

Public Relations Manager
604.699.4368
chris.stannell@teck.com

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